UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wisconsin Public Service Corporation

File No. 001-03016 - CF#29010

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Wisconsin Public Service Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 6, 2012, as amended.

Based on representations by Wisconsin Public Service Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 2   through November 5, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director